GRAUBARD MILLER
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

FACSILMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638
February 5, 2007
VIA EDGAR AND FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ladenburg Thalmann Financial Services Inc. Pre-effective Amendment 2 to Registration Statement on Form S-3 Filed January 26, 2007 File No. 333-139244
Dear Ms. Long:
     On behalf of Ladenburg Thalmann Financial Services Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 31, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Edward M. Kelly. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
Selling Shareholders, page 13
1.	Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act. Thus, for a selling shareholder such as GNB Associates, Inc., identify the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

We have revised the disclosure in the Registration Statement as requested.

2.	Refer to comment 3 in our December 29, 2006 letter. If GNB Associates, Inc. is a broker-dealer’s affiliate, confirm that GNB Associates, Inc.:
•	Purchased in the ordinary course of business the securities to be resold.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase

We note the disclosure in this section’s last paragraph.

GNB Associates, Inc. is not an affiliate of a broker-dealer.
3.	We assume that the reference in footnote 5 to footnote 9 rather than footnote 4 is inadvertent. Please revise or advise.
     The Staff’s assumption is correct and we have revised the disclosure in the Registration Statement accordingly.
     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Richard J. Lampen Diane Chillemi